EXHIBIT 99.2

DATED 10th  April  2014

1. GENTOR RESOURCES INC.

2. SAVANNAH RESOURCES PLC

 SHARE PURCHASE AGREEMENT
relating to the acquisition of the whole of the issued
share capital of Gentor Resources Limited

INDEX

1.	Interpretation	1

2.	Sale and Purchase of Sale Shares	5

3.	Conditions Precedent	5

4.	Consideration	7

5.	Completion	9

6.	Warranties	11

7.	Indemnities	12

8.	Notices	13

9.	Miscellaneous Provisions	14

10	Governing Law	15

DATE:                                10 April 2014

PARTIES:

1.
GENTOR RESOURCES INC., a company continued under the laws of the Cayman Islands with registered number OG-266618 whose registered office is situated at Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands (the “Vendor”); and

2.
SAVANNAH RESOURCES PLC, a company incorporated in England and Wales with registered number 7307107 whose registered office is situated at Third Floor, 55 Gower Street, London WC1E 6HQ, United Kingdom (the “Purchaser”).

WHEREAS

A.	The Purchaser is a company admitted to trading on the AIM market of the London Stock Exchange plc (“AIM”) and has 138, 448,295 ordinary shares of £0.01 on issue.

B.
The Vendor is the holder of the whole of the issued share capital of Gentor Resources Limited (the “Company”), a company incorporated in the British Virgin Islands with registered number 1557327 whose registered office is at Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

C.
The Company is the holder of a 65% shareholding in AFMC which owns the Block 5 Project, is a party to an earn-in agreement pursuant to which the Company can earn up to a 70% shareholding in AZMC which owns the Block 6 Project and has a 70% shareholding in GRLLC.

D.	The Vendor has agreed to sell, and the Purchaser has agreed to purchase the Sale Shares on the terms and conditions of this Agreement.

NOW THEREFORE in consideration of the mutual promises and covenants contained in this Agreement, the parties agree as follows:

1.	Interpretation

1.1	In this Agreement and the Schedules hereto unless the context otherwise requires the following words and expressions shall have the following meanings:

AFMC	Al Fairuz Mining Company, LLC, a company incorporated in Oman with registered number 1044741 whose registered office is at P.O. Box 1053, P.C.130, Azaiba, Muscat, Sultanate of Oman;

AIM	the AIM market of the London Stock Exchange;
AIM Rules	the AIM Rules for Companies as published by the London Stock Exchange from time to time;
AZMC	Al Zuhra Mining Company, LLC, a company incorporated in Oman with registered number 1783220 whose registered office is at P.O.Box 1880 PC 112 Al Qurum Muscat Sultanate of Oman;
Balance Sheets	the balance sheets of AFMC and GRLLC to the Balance Sheet Date as set out in schedule 2 hereto;
Balance Sheet Date	31 December 2013;
Block 5 Licence	MOCI/432/430/Renewal 35/2011 AD owned by AFMC;
Block 6 Licence	MOCI /C/5-10/10/2010 owned by AZMC;
Business Day	a day, (excluding Saturdays, Sundays or public holidays) on which banks in the City of London and in Maputo are generally open for business;
City Code	the City Code on Takeovers and Mergers;
Completion	completion of the sale and purchase of the Sale Shares in accordance with Clause 5;
Consideration	the Initial Cash Consideration and the Deferred Consideration or any part thereof as the case may be;
Deferred Consideration	the Deferred Stage 1 Consideration, the Deferred Stage 2 Consideration and the Deferred Stage 3 Consideration;
Deferred Stage 1 Consideration	the sum of US$1,000,000 payable in accordance with Clause 4.1(b);
Deferred Stage 2 Consideration	the sum of US$1,000,000 payable in accordance with Clause 4.1(c);
Deferred Stage 3 Consideration	the sum of US$1,000,000 payable in accordance with Clause 4.1(d);

Disclosure Bundle	the bundle of document disclosed by the Vendor to the Purchaser (listed in Schedule 4);
Encumbrance
any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security, interest, title, retention or any other security agreement or arrangement;

Event
includes (without limitation) the winding up or dissolution of any person and any transaction (excluding the execution and completion of all provisions of this agreement), event, act or omission whatsoever;

GRLLC
Gentor Resources LLC, a company incorporated in Oman with registered number 1084691 whose registered office is at PO Box 1053, P.C.130, Azaiba, Muscat, Sultanate of Oman which the Company holds a 70% shareholding and the entitlement to 99.99% of the economic benefits emanating from GRLLC;

Group	the Company, AFMC and GRLLC and each of them;
Group Company	any and each member of the Group as the case may be;
Initial Cash Consideration	the cash sum of US$800,000 payable in accordance with Clause 4.1(a);
Joint Venture	AZMC;
Liability for Taxation
any liability of the Company to make a payment of or in respect of Taxation whether or not the same is primarily payable by the Company and whether or not the Company has or may have any right of reimbursement against any other person or persons;

Licences	Block 5 and Block 6 as detailed in Schedule 1;
London Stock Exchange	the London Stock Exchange plc;
Ordinary Shares	ordinary shares of 1p each in the capital of the Purchaser;

Projects	the Block 5 Licence and the Block 6 Licence in Oman as detailed in Schedule 1;
Purchaser Warranties	the warranties set out in Clause 6.1 and Schedule 3, Part 1;
Sale Shares	100 shares, representing the whole of the issued share capital of the Company held by the Vendor, which are to be transferred to the Purchaser pursuant to this Agreement;
Subsidiaries	AFMC and GRLLC;
Tax or Taxation
means all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of the UK or any other jurisdiction; and any penalty, fine, surcharge, interest, charges or costs relating thereto;

Vendor Warranties	the warranties set out in Clause 6.2 and Schedule 3, Part 2.

1.2	In this Agreement, unless the context otherwise admits:

(a)	any reference to a statute or statutory provision includes a reference to:

(i)	that statute or provision as from time to time modified or re-enacted;

(ii)	any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii)	to any subordinate legislation made under the relevant statute;

(b)
any reference to a Recital, Clause or Schedule is to the relevant Recital, Clause or Schedule of or to this Agreement and any reference to a Sub-clause or paragraph is to the relevant sub-clause or paragraph of the Clause or Schedule in which it appears and the Schedules form part of and are deemed incorporated into this Agreement;

(c)	the index and clause headings are for ease of reference only and shall not affect the interpretation of this Agreement;

(d)	use of the singular includes the plural and vice versa;

(e)	use of any gender includes the other genders;

(f)	references to a “person” includes any individual, firm, company, corporation, unincorporated body of persons, partnership, any government entity and any other regulatory authority;

(g)	an individual includes, where appropriate, his personal representatives;

(h)	references to “parties” means the parties to this Agreement and “party” means any of them; and

(i)	reference to this Agreement includes this Agreement as amended or varied in accordance with its terms.

1.3	The Interpretation Act 1978 shall apply in the same way as it applies to an enactment.

2.	Sale and Purchase of Sale Shares

2.1
Subject to the terms and conditions of this Agreement the Vendor hereby agrees to sell the Sale Shares and the Purchaser hereby agrees to purchase or procure that its nominee shall purchase the Sale Shares with full title guarantee, free from Encumbrances, and together with all rights now and hereafter attaching or accruing thereto including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this Agreement.

2.2
The Vendor hereby waives all or any rights of pre-emption as referred to in the articles of association or other constitutional documents of the Company or otherwise, or any other prohibitions or restrictions on transfer over any of the Sale Shares if any and shall procure the irrevocable waiver of any such right or restriction conferred on any other person, if any, who is not a party to this Agreement.

3.	Conditions Precedent

3.1	Subject to clause 3.2, Completion is subject to and conditional on the following conditions precedent being satisfied:

(a)
all consents and approvals that are required for the transfer of the Sale Shares to the Purchaser or its nominee being received including, but not limited to, approval from the other shareholders of AFMC;

(b)
approval of the application for renewal of the Block 5 Licence by the Oman Ministry of Industry and Commerce and the Oman Ministry of Environment and Climate Affairs being received by the Vendor and provided to the Purchaser;

(c)
approval of the application for renewal of the Block 6 Licence by the Oman Ministry of Industry and Commerce and the Oman Ministry of Environment and Climate Affairs being received by the Vendor and provided to the Purchaser. In the event that this condition is waived the Vendor agrees and undertakes to provide all assistance as the Purchaser may reasonably require to satisfy the condition subsequently;

(d)
all other governmental and regulatory (including but not limited to as prescribed by the AIM Rules and the rules of the TSX Venture Exchange) approvals required for Completion having been received by the parties hereto;

(e)	the performance of all necessary formalities in relation thereto to give the transfer of the Sale Shares full legal effect;

(f)
the shareholders of the Joint Venture confirming in writing that the Company has an unencumbered right to acquire 40% of the shares of the Joint Venture as per the amendment to the agreement relating to AZMC dated 3 November 2012 and that they shall do all such things as may be required of them to register the Purchaser or its nominee’s interest in the Joint Venture accordingly. In the event that this condition is waived the Vendor agrees and undertakes to provide all assistance as the Purchaser may reasonably require in respect of this condition;

(g)	the payment by the Purchaser of any fees and rentals required by the Omani Ministry of Commerce for the renewal of the Block 5 Licence up to a maximum amount of US$80,000; and

(h)	that the shareholders of AFMC enter into an agreement of amendment, waiver and consent and a written resolution materially in the form set out in Schedule 5 hereto.

3.2	The condition set out in clause 3.1 may be waived by notice in writing as follows:

(a)	the Purchaser shall in its sole discretion have the right to waive conditions 3.1(b), 3.1(e) and 3.1(h); and

(b)	the Vendor or the Purchaser shall have the right to waive conditions 3.1(c) and 3.1(f).

3.3
In the event that, on or before the date that is 90 days from the date of this Agreement, the conditions in clause 3.1 above are not satisfied or waived pursuant to clause 3.2, this Agreement may be terminated at any time by either party by notice in writing to the other party and the parties shall thereupon be released from all obligations under this Agreement.

4.	Consideration

4.1	Subject to clause 4.8, the Consideration for the sale and purchase of the Sale Shares shall be satisfied by:

(a)	the payment of the Initial Cash Consideration to the Vendor at Completion to [REDACTED BANK ACCOUNT INFORMATION];

(b)
the Deferred Stage 1 Consideration, which shall be payable to the Vendor upon a formal final investment decision (when the Purchaser issues an RNS announcement on AIM that a formal decision has been made to proceed with a mine development) being  made by the Purchaser (or one of its affiliates) for the development of the Block 5 Licence;

(c)	the Deferred Stage 2 Consideration, which shall be payable to the Vendor upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 Licence; and

(d)	the Deferred Stage 3 Consideration, which shall be payable to the Vendor within six months of the payment of the Deferred Stage 2 Consideration.

4.2
The Purchaser may elect to pay up to 50% of the Deferred Consideration by the issue and allotment of Ordinary Shares to the Vendor or its nominee(s) in accordance with clause 4.3, credited as fully paid, procure the registration of the Vendor or its nominee(s) as the holder(s) of such Ordinary Shares in the register of members of the Purchaser and make the necessary application for such Ordinary Shares to be admitted to trading on AIM with the balance payable in cash.  Such election may only be utilized to the extent that, upon issuance, such Ordinary Shares are freely tradeable and admitted for trading on AIM.

4.3
Where the Purchaser elects under clause 4.2 to allot and issue Ordinary Shares to the Vendor in satisfaction of any part of the Deferred Consideration, the number of Ordinary Shares to be issued shall be determined by reference to the volume weighted average price of the Purchaser’s Ordinary Shares as traded on the AIM market of the London Stock Exchange plc for the 30 dealing days prior to the date upon which the relevant Deferred Consideration is payable, it being noted that where the Purchaser elects under clause 4.2 to allot and issue any Ordinary Shares to the Vendor:

(a)
the exchange rate from GBP to US$ shall be determined by reference to the day average interbank mid-point published on WWW.OANDA.COM for the 30 trading days prior to the date upon which the election to allot such Ordinary Shares falls due;

(b)
the Purchaser shall, at the time it elects to issue Ordinary Shares, use its reasonable endeavours to procure that the relevant shareholder authorities are obtained to allot such number of Ordinary Shares as are then determined; and

(c)
in the event that the allotment of any Ordinary Shares to the Vendor would result in the Vendor holding 30 per cent. or more of the then issued share capital of the Purchaser, such allotment will take place subject to receipt of a dispensation from the Panel on Takeovers and Mergers for a whitewash to be undertaken under Rule 9 of the City Code on Takeovers and Mergers and the approval by the Purchaser’s shareholders of a whitewash in relation to Rule 9 of the City Code on Takeovers and Mergers.

4.4	Any Ordinary Shares issued as part of the Deferred Consideration shall rank pari passu in all respects with the existing issued Ordinary Shares.

4.5	The parties acknowledge and agree the legal and beneficial title to and interest in the Sale Shares shall transfer to the Purchaser on Completion.

4.6	Payment made in accordance with this clause 4 shall constitute a valid discharge of the Purchaser’s obligations under this clause 4.

4.7
Subject to clause 6.7 the Purchaser may elect to reduce any amount of Deferred Consideration due by an amount equal to any payment for which the Vendor has been determined by a court to be liable or has been agreed in writing by the parties to be liable:

(a)	for a breach of the Vendor Warranties; or

(b)	under Clause 7.

4.8
Following Completion, the Purchaser shall not effect a sale, disposition or change of control in respect of the Block 5 Licence, without procuring that any outstanding commitments to fulfil the Deferred Consideration are assigned to the purchaser, assignee or successor (as applicable) in respect of such sale, disposition or change of control.  Any such sale, disposition or change of control shall be subject to the prior written consent of the Vendor, such consent not to be unreasonably withheld or delayed.

5.	Completion

5.1
Subject to clause 3.3, Completion shall take place upon the satisfaction, or waiver in accordance with clause 3.2, of the conditions precedent set out in clause 3.1 of this Agreement at the offices of Ronaldsons LLP, 55 Gower Street, London, WC1E 6HQ or at such other place and time as shall be mutually agreed when the events set out in Clauses 5.2 and 5.3 shall take place.

5.2	Subject to clause 3.3, on Completion the Vendor shall:

(a)
pass resolutions of the board of directors and shareholder of the Company, each in a form satisfactory to the Purchaser, whereby (i) the Company shall approve the transfer of the Sale Shares to the Purchaser, (ii) the Vendor shall waive any pre-emptive rights in the transfer of the Sale Shares to the Purchaser, (iii) the Company shall approve the ensuing amendments to the articles of association of the Company and (iv) the Company shall appoint David Archer and Michael McGarty as directors of the Company and procure the resignations of, or otherwise replace, Michael John Yates, Christian Rudolph de Wet de Bruin, David Twist and Peter Ruxton as directors of the Company;

(b)	do all such things as are necessary to effect the transfer the Sale Shares to the Purchaser (or as the Purchaser may direct);

(c)
deliver, or procure delivery, to the Purchaser of any such other document(s) as is required to effect the transfer of the legal title of the Sale Shares which shall be held by the Purchaser (or its nominee);

(d)
deliver, or procure delivery, to the Purchaser of a duly executed power of attorney in a form reasonably required by the Purchaser entitling the Purchaser to exercise all rights attaching to the Sale Shares pending registration of the said transfers of the Sale Shares to the Purchaser (or its nominee);

(e)
deliver, or procure delivery, to the Purchaser of the statutory register and minute books of the Company (written up to the time of Completion), the common seal (if any), certificate of incorporation and any certificates of incorporation on change of name;

(f)	deliver a release in the agreed form executed by the Vendor in respect of any claims it may have against the Company;

(g)
deliver to the Purchaser such documents of title and other documents signed by the Vendor and/or the Company as the Purchaser may reasonably require to confirm that legal title to the Block 5 Licence resides with AFMC and the

Company’s shareholding in AFMC and GRLLC together with all geological information and data in the possession of the Vendor or the Company relating to the Projects or to Oman;

(h)
deliver to the Purchaser all financial records and ledgers for the Company together with a set of management accounts for each Group Company to the Balance Sheet Date and to the extent that such records and ledgers are not available the Vendor shall provide all assistance reasonably necessary for the Purchaser to compile true and accurate accounting records and ledgers; and

(i)
effect, confirm and obtain the confirmation of GRLLC, AFMC and the Joint Venture respectively to the transfer to the Company of the loans owed by each of GRLLC (in the sum of 725,735 Oman Rials), AFMC (in the sum of 2,365,456 Oman Rials) and the Joint Venture (in the sum of 30,255 Oman Rials) to the Vendor and to effect and confirm the cancellation of the loans owed by the Company to the Vendor.

5.3	On Completion the Purchaser shall, subject to the Vendor complying with its obligations under Clause 5.2:

(a)	pass resolutions of the board of directors of the Purchaser approving the execution of this Agreement; and

(b)	pay the Initial Cash Consideration in accordance with Clause 4.1(a).

5.4	In respect of Completion:

(a)	the obligations of the parties under this Agreement are interdependent; and

(b)	all actions required to be performed will be taken to have occurred simultaneously on Completion.

5.5
As soon as possible after Completion the Vendor shall, if required by the Purchaser acting reasonably, deliver to the Purchaser all documents of title, records, correspondence, documents, files, memoranda and other papers relating to the Company not required to be delivered at Completion which are in its possession.

5.6
The Vendor agrees that it is liable to pay any gratuity or termination payments required to be paid pursuant to Omani law to expatriate employees/consultants or former expatriate employees/consultants of any Group Company or the Vendor both prior to and after Completion but relating to events or acts which took place prior to Completion.

6.	Warranties

6.1
In consideration of the Vendor agreeing to accept the Initial Cash Consideration as part of the consideration for the sale of the Sale Shares and enter into and become party to this Agreement, the Purchaser warrants to the Vendor that each of the Purchaser Warranties are materially true accurate and not misleading in any material respect as at the date of Completion.

6.2
In consideration of the Purchaser entering into and becoming party to this Agreement, the Vendor warrants to the Purchaser that each of the Vendor Warranties are materially true accurate and not misleading in any material respect as at the date of Completion.

6.3	Each of the Purchaser Warranties and Vendor Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other provision of this Agreement.

6.4
With the exception of the matters disclosed to a party by the other party, no information which could have been discovered (whether by investigation made by that party or made on its behalf) shall prejudice or prevent a claim under this Agreement or reduce any amount recoverable thereunder.

6.5
The Vendor agrees that any information supplied by the Company or by or on behalf of any of the employees, directors, agents or officers of the Company (“Officers”) to the Vendor or their advisers in connection with the Vendor Warranties, the information disclosed or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Vendor, and the Vendor hereby undertakes to the Purchaser and to the Company and each Officer that it waives any and all claims which it might otherwise have against any of them in respect of such claims.

6.6
The Purchaser agrees that it shall not be entitled to recover an amount in respect of any liability pursuant to this Agreement, to the extent that such liability has already been recovered by it from a third party.

6.7
Notwithstanding anything contained in this Agreement, the Purchaser agrees that (a) save in the event of fraud, it shall not be entitled to recover an amount in respect of any liability or claim pursuant to this clause 6 in respect of the Vendor Warranties or pursuant to any other clause of this Agreement or otherwise in connection with this Agreement unless the Purchaser shall have given written notice to the Vendor specifying in reasonable detail the basis of such liability or claim on or before the date that is 12 months from the date of Completion, (b) the Vendor shall not be liable for any claim made under or in connection with this Agreement to the extent such claim, when added to any and all other claims made under or in connection with this Agreement, exceeds US$800,000, and (c) the Vendor shall not be liable for a claim to the extent such claim relates to information provided to the Purchaser in the Disclosure Bundle.

6.8	The Vendor shall not be liable for a claim against paragraph 13.4 of Part 2 of Schedule 3 unless the amount of any shortfall is in excess of US$5,000.

7.	Indemnities

7.1
The Vendor undertakes to indemnify, keep indemnified and hold the Purchaser and the Company and their respective officers, directors, agents and employees harmless against and in respect of all losses or liabilities (including, without limitation, damages, claims, demands, proceedings, reasonable costs, expenses, penalties, reasonable legal and other professional fees and costs but excluding all loss of profit, loss of use, loss of revenue, loss of contracts, increased costs and expenses and all special, indirect and consequential losses) which may be suffered or incurred by any of them arising directly or indirectly out of or in connection with:

(a)
either any Liability for Taxation or any depletion in the value of the assets of the Company arising by reason of or in consequence of or in connection with any Liability for Taxation resulting from or by reference to any Event occurring before Completion or from any gross receipts, income, profits or gains earned, accrued or received by the Company before Completion;

(b)	Liability for Taxation payable by the Purchaser which arises as a result of it receiving any payment in respect of a breach of the Vendor Warranties or pursuant to this Clause 7;

(c)
any notice, demand, assessment, letter or other document issued, or action taken, by or on behalf of any other statutory or governmental authority or body whatsoever in any part of the world, whereby it appears that the Company is or may be subject to a Liability for Taxation (whether or not it is primarily payable by the Company and whether or not the Company has or may have any right of reimbursement) incurred before Completion;

(d)
any claims which would ordinarily be covered by employer’s liability insurance or public liability insurance which may be claimed against the Company or one of the Subsidiaries as result of such insurance not being in place prior to Completion; and

(e)
any claims made by employees or former employees of the Company or any of the Subsidiaries against the Company or any of its Subsidiaries relating to their employment to the extent that the cause of action arose prior to Completion.

7.2	Any payment made in respect of a claim under this clause 7 shall include:

(a)	an amount in respect of all reasonable costs and expenses incurred by the Buyer or the Company or any of the Subsidiaries in relation to the bringing of the claim; and

(b)	any amount necessary to ensure that, after any Taxation of the payment, the Buyer is left with the same amount it would have had if the payment was not subject to Taxation.

7.3
The Purchaser shall forthwith notify the Vendor of any claim for which the Vendor may be liable under this Agreement and the Vendor shall have the right to participate in any negotiations with respect thereto.  The Vendor shall not be obligated to make any payment to the Purchaser in respect of any amount payable by the Vendor under clause 6 or clause 7 of this Agreement unless the aggregate of such amounts exceeds US$5,000.

8.	Notices

8.1
Any notice to be given under this Agreement shall be given in writing signed by or on behalf of the party giving it and shall be irrevocable without the written consent of the party on whom it is served.

8.2	Any such notice may only be served:

(a)	personally by giving it to an individual who is party or to any director or the secretary of any company which is a party;

(b)	by leaving it at, or sending it by prepaid first class letter through the post to, the address of the party to be served; or

(c)	by facsimile (in which case it shall be deemed to have been signed by or on behalf of the party giving it) to the facsimile number for the party to whom it is to be sent.

8.3	Notices shall be deemed served as follows:

(a)	in the case of personal service at the time of such service;

(b)	in the case of leaving the notice at the relevant address, at the time of leaving it there;

(c)
in the case of service by post, on the fifth Business Day following the day on which it was posted and in proving such service it shall be sufficient to prove that the notice was properly addressed, stamped and posted;

(d)
in the case of service by facsimile, on the Business Day following the day on which it was transmitted and in proving such service it shall be sufficient to produce a transmission notice from the sender’s facsimile machine showing that the notice has been transmitted to the correct facsimile number.

9.	Miscellaneous Provisions

9.1
No party other than the Purchaser shall be entitled to assign, transfer, or otherwise delegate (in whole or part) his or its rights or sub-contract any of its obligations under this Agreement.  Where the Purchaser wishes to assign, transfer, or otherwise delegate (in whole or part) its rights or sub-contract any of its obligations under this Agreement, it may do so only with the prior written consent of the Vendor.

9.2	This Agreement, together with the agreements referred to herein, constitutes the entire and the only legally binding agreement between the parties hereto.

9.3	No variations of this Agreement shall be effective unless made in writing signed by or on behalf of the parties and expressed to be such a variation.

9.4	This Agreement may be executed as two or more documents in the same form and execution by all of the parties of at least one of such documents will constitute due execution of this Agreement.

9.5	If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect;-

(a)	the legality, validity or enforceability in that jurisdiction of any provision of this Agreement; and

(b)	the legality, validity or enforceability in any other jurisdiction of that or any other provision of this Agreement.

9.6
No waiver by either party to this Agreement of any of the requirements of this Agreement or of any of their respective rights under this Agreement shall have effect unless given in writing signed by the other party to this Agreement. No waiver of any particular breach of the provisions of this Agreement shall operate as a waiver of any repetition of such breach.

9.7
Each party shall and shall use all reasonable endeavours to procure that any necessary third party shall promptly execute and deliver such documents and perform such acts as may be required for the purpose of giving full effect to this Agreement.

9.8
The Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement and unless specifically herein provided no person other than the parties to this Agreement shall have any rights under it nor shall it be enforceable by any person other than the parties to it.

9.9
Any announcement required by a party announcing the signing of this Agreement or announcing the Completion shall be subject to the prior approval of the other party acting reasonably and the parties shall cooperate to ensure that the respective announcements are co-ordinated to be released simultaneously.

10.	Governing Law

This Agreement shall be governed by and interpreted in accordance with English law and the parties hereto submit to the non-exclusive jurisdiction of the English courts.

IN WITNESS of which the parties have executed this Agreement on the date referred to above.

SCHEDULE 1

Details of the Licences

Block 5 Licence:

No.: of license: (MOCI/432/430/Renewal 35/2011 AD
CR No.: (1044741)
Address: Box 330 Code 100
Licensee: Al-Fairuz Mining Co LLC
Type of license: Prospecting copper ore
Site: (Licensed area No.: 5) Wilayat Saham

Block 6 Licence:

License Nos.: MOCI/C/5-10/10/2010
Commercial Registration No.: 1783220
Address: PO Box 1880 PC 112
Licensee: Al Zuhra Mining Company LLC
Type of license:  Exploration of copper ore
Location: (License Location No.: 6)

SCHEDULE 2
AFMC and GRLLC Balance Sheets

[REDACTED]

SCHEDULE 3

Part 1

Purchaser Warranties

1.	Power

1.1	The Purchaser is duly incorporated and registered in England and Wales.

1.2
The Purchaser has the power and authority to enter into and perform this Agreement and any other documents referred to in it and this Agreement constitutes valid and binding obligations upon the Purchaser enforceable in accordance with its terms by appropriate legal remedy.

1.3	Compliance with the terms of this Agreement will not breach or constitute a default under any of the following:

(a)	any provision of the articles of association of the Purchaser;

(b)	any agreement or instrument to which the Purchaser is a party or by which it is bound;

(c)	any order, judgment, decree or other restriction applicable to the Purchaser; or

(d)	any limits, powers or restrictions binding upon the Purchaser.

2.	Shares

Any Ordinary Shares issued as part of the Deferred Consideration, once allotted and issued in accordance with the terms of this Agreement, will be fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever, will have all rights that attach or may subsequently attach to them after their allotment and issue, including, without limitation, the rights to receive all dividends and other distributions declared, made or paid after their allotment and issue, will be freely tradeable and will forthwith be admitted to trading on AIM without any action on the part of the Vendor.

SCHEDULE 3

Part 2

Vendor Warranties

1.	Power

1.1
Subject to the receipt of the approval of the TSX Venture Exchange and the other consents and approvals contemplated by clause 3.1 (“Conditions Precedent”) of this Agreement, the Vendor has the power and authority to enter into and perform this Agreement and any other documents referred to in it, and in particular, to transfer the legal and beneficial title to the Sale Shares to the Purchaser in the manner proposed in this Agreement without any further sanction or consent by the Vendor, the Company or any third party and there are no other consents, authorisations or approvals required by the Vendor in connection with the entering into and the performance of this Agreement and the transfer of the legal and beneficial title to the Sale Shares which have not been irrevocably and unconditionally obtained.

1.2	This Agreement constitutes valid and binding obligations upon the Vendor enforceable in accordance with its terms by appropriate legal remedy.

2.	Corporate

2.1
The Sale Shares are fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever, and will have all rights now or subsequently attaching to them, including, without limitation, the rights to receive all dividends and other distributions declared, made or paid hereafter.

2.2	The [100] Sale Shares represent the entire issued and allotted share capital of the Company.

2.3
No Group Company is a party to or has entered into any agreement, warrant, option, right or privilege reasonably capable of becoming an agreement, for the purchase, subscription or issuance of any shares in the capital of any Group Company or securities convertible into or exchangeable for shares in the capital of any Group Company.

2.4
Each Group Company is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation, is up-to-date with all material filings required to be made in such jurisdiction other than the renewal of the Block 5 Licence and possesses the power and authority (corporate and other) to own its properties and conduct its business as currently carried on (subject to the Chamber of Commerce and Corporate Office registrations); no Group Company is in liquidation or receivership; and all of the issued and outstanding share capital of each Group Company has been duly authorised and validly issued and, other than the 52,406 Omani Rials owed by [REDACTED] in the case of AFMC, is fully paid up.

2.5
No process has been instituted, nor to the knowledge of the Vendor has any steps been taken or legal proceedings started or threatened which could lead to any Group Company being dissolved and its assets being distributed among the creditors, shareholders or other contributors.

2.6
No circumstances have arisen to the actual knowledge of the Vendor that any person is or would with the giving of notice become entitled to require payment before its stated maturity of, or security for, any material amount of indebtedness in respect of borrowed money of any Group Company.

2.7	All statutory books and registers (or equivalent documents) of the Company have been properly kept and no notice or allegation that any of them is incorrect or should be rectified has been received.

2.8	Save for the Joint Venture and save for shares held in or by other Group Companies in one another, no Group Company:

(a)	holds or beneficially owns and has agreed to acquire, any securities of any corporation; or

(b)	has agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations); or

(c)	has, outside its country of incorporation, any branch or permanent establishment or

(d)	has allotted or issued any securities that are convertible into shares.

3.	Breach

This Agreement and Completion do not conflict with or result in a breach of any obligation (including any statutory, contractual or fiduciary obligation) or constitute or result in any default under any provision of the Company’s memorandum and articles of association or other constitutional document or any material provision of any agreement, deed, writ, order, injunction, judgment, law, rule or regulation to which the Company is a party or is subject or by which it is bound.

4.	Assets, Licences and Consents

4.1	The sole assets of the Company are its investments and shareholdings in the Subsidiaries, its rights in respect of AZMC, and its rights in respect of the Block 5 Licence and the Block 6 Licence.

4.2
Other than the renewal of the Block 5 Licence and other than as referred to in paragraph 2.4 above under the heading ‘Corporate’, the Company and the Subsidiaries have all material licences, consents, permits and authorities necessary to carry on its business, all reports, returns, payments (including minimum spending requirements relating to the Block 5 Licence) and other information required to be made or given in respect of the Block 5 Licence has been duly made or given, all work programmes have been completed in all material respects to the extent required and the business of each Group Company is conducted in compliance with all relevant legislation and there are no allegations of any contravention of any such legislation by any Group Company.

4.3
There is no reason why any of those licences, consents, permits and authorities should be suspended, cancelled, revoked or not renewed on the same terms and, subject to clause 3 (“Conditions Precedent”) of this Agreement, there is no circumstance or fact which may hinder or prevent the transactions contemplated under this Agreement.

4.4
AFMC is the registered holder of the Block 5 Licence.  Other than the renewal of the Block 5 Licence, the Block 5 Licence is in good standing, is valid and enforceable, is free and clear of any Encumbrances, and no material royalty is payable in respect of it (other than as may be required by applicable law), and the Vendor has no reason to believe that any agency is considering limiting, suspending, revoking or refusing to renew the same, and there are no material restrictions on the ability of the Group to use, transfer or otherwise exploit any such rights except as required by applicable law.

4.5	There has been disclosed full and accurate details of the historical expenditure obligations of the Group in respect of the Block 5 Licence.

4.6
There has been disclosed full and accurate details of all expenditure by the Group specified by each year of the Block 5 Licence, where such expenditure can be validly characterised as such for the purpose of minimum expenditure requirements under the Block 5 Licence.

4.7	The details on the Block 5 Licence set out in Schedule 1 are true, accurate and complete.

4.8	Other than the renewal of the Block 5 Licence, the Block 5 Licence is not subject to any agreement or right in favour of a third party to terminate or renew.

4.9	There is no outstanding breach of any material obligation under the Block 5 Licence. There is no outstanding application for any consent under the Block 5 Licence.

4.10
Other than the renewal of the Block 5 Licence, neither the Vendor nor any Group Company has received any notice, order or proposal, and are not aware of any, which would adversely affect the value or use or enjoyment of the Block 5 Licence or access to or from any of the areas within the Block 5 Licence and the transfer of the whole of the issued share capital of the Company to the Purchaser shall not have any effect on the validity or enforceability of the Block 5 Licence.

4.11	There are no disputes relating to or affecting the Block 5 Licence.

4.12
There has been no material breach of any applicable law or regulation in respect of the Block 5 Licence. However, without commenting on materiality, reference is made to the 2,000 Oman Rials fine paid in respect of Block 5.

4.13	The Group has not given any guarantee or indemnity for any liability relating to the Block 5 Licence.

4.14
As appropriate to the activities of the Group preceding the date of Completion and where required, the Group has submitted all annual reports, investment plans, work and minimum expenditure programs, applications to the various ministries and government authorities in Oman and exploration plans to the appropriate authorities as required and at the appropriate times.

4.15
As appropriate to the activities of the Group preceding the date of Completion and where required, the Group has complied with all performance and restoration bond and insurance requirements relating to the Block 5 Licence and no fine or penalty with respect thereto has been incurred or threatened and there is no reason why any such fine or penalty would be incurred as a result of non-compliance with such bond and insurance requirements.

4.16
If the royalty detailed in clause 10.2 of the Earn-In Agreement dated 27 October 2009 between African Precious Minerals Limited and [REDACTED] and AFMC becomes payable, it will be  payable to the Company.

5.	Tax

5.1
The Group has duly, and within any appropriate time limits, made all returns, given all notices and supplied all information required to be supplied to all relevant tax authorities and has maintained all records required to be maintained for tax purposes; all such information, returns and notices were and remain complete and accurate in all material respects and were made on a proper basis; and the Group is not involved in any dispute or investigation with any tax authority (provided, however, that tax assessments are currently pending), nor has any enquiry been raised by any tax authority in respect of the Company, and, so far as the Vendor is aware, there are no facts which are likely to cause any such material dispute or investigation, or to cause any tax authority to raise any enquiry.

5.2
All tax for which the Group is liable has been paid and accounted for to the relevant tax authority (in so far as such tax ought to have been paid) and the Group is not, nor has in the six years ending on the date of this Agreement been, liable to pay a penalty, surcharge, fine or interest in connection with tax and, so far as the Company is aware, there are no circumstances by reason of the Group may become liable to pay any penalty, surcharge, fine or interest in connection with tax.

6.	The Business

6.1
Other than the renewal of the Block 5 Licence, the Group holds all material statutory licences, consents, authorisations and permits necessary for the proper carrying on of its business, and there is no fact, matter or circumstance known to the Vendor that might prejudice the continuance or renewal of such licences, consents, authorisations or permits as are currently held by the Group.

6.2	The business of the Group is conducted in all material respects in accordance with all applicable laws.

6.3	Each Group Company has complied in all material respects with:

(a)	its constitution;

(b)	any instrument to which it is a party or by which it is bound, including all contracts and there has not occurred any event which, with the effluxion of time or giving of notice, would constitute a material breach or default of any of the instruments referred to in paragraphs (a) or (b) above.

6.4	All accounts, books, ledgers, financial and other records of whatsoever kind of the Group:

(a)
have been fully and properly maintained and contain due records of all matters required to be entered by any relevant legislation and there has not been removed from them any material records or information;

(b)	do not contain or reflect any material inaccuracies or discrepancies;

(c)	disclose a true and fair view of the trading transactions, or the financial and contractual position of the Group and of its assets and liabilities and of the issued capital of each Group company; and

(d)	are in the possession of the Group.

6.5	All of the directors and secretaries of each Group Company have been duly appointed in accordance with the relevant legislation of its country of incorporation.

6.6
All stamp duties and other taxes for which the Group is primarily liable in respect of every deed, agreement or other document to which any Group Company is or has been a party have been duly paid or adequately provided for and no such deed, agreement or other document the time for stamping of which has expired is unstamped or insufficiently stamped.

6.7
The business of the Group has at all times been carried on in the ordinary and usual course and no material contracts or commitments of an unusual or unduly onerous nature have been entered into by, and no material liability (including a material contingent liability) which is outside the ordinary course of business has been incurred by, the Group.

6.8	No claim has been made or is anticipated against the Group which would ordinarily be covered by employer’s liability, public liability or any other relevant insurance policy.

7.	Creditor/Debtor Arrangement

No voluntary arrangement has been proposed or reached with any creditors of the Group and the Group is able to pay its debts as and when they fall due.

8.	Information

8.1
The facts set out in the Recitals and Schedules and all factual information disclosed to the Purchaser relating to the Block 5 Licence are materially true, complete (save for non-material omissions) and accurate in all material respects and not misleading in any material respect and all factual written information relating to the Block 5 Licence which has been given to the Purchaser or its representatives or professional advisers by the Vendor or by any Director, officer or other official of any Group Company or by their respective professional advisers or other agents in the course of the negotiations leading to this Agreement was when given and is now materially true and complete and accurate in all material respects and not misleading in any material respect.

8.2	All material information including all material geological information relating to the Block 5 Licence in the possession of the Vendor has been provided to the Purchaser.

9.	Compliance with Laws

9.1	The Group has at all times in all material respects conducted its business in accordance with all applicable laws and regulations in Oman and elsewhere.

10.	Power of Attorney

10.1	Save as disclosed there are no powers of attorney in force given by any Group Company.

10.2	Save as disclosed no person, as agent or otherwise is entitled or authorised to bind or commit any Group Company to any obligation not in the ordinary course of that Group Company's business.

11.	Disputes and Investigations

11.1	The Group is not:

(a)	engaged in any litigation, administrative, mediation or arbitration proceedings, or

(b)	other than as disclosed, the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body.

11.2	No officer of the Group is, to the extent that it relates to the business of any Group Company, engaged in or subject to anything mentioned in paragraph 11.1.

11.3	No proceedings, investigation or inquiry as are mentioned in paragraphs 11.1 or 11.2 have been threatened or are pending and there are no circumstances likely to give rise to any such proceedings.

11.4	The Group is not affected by any existing or pending judgments or rulings and have not given any undertakings arising from legal proceedings to a court, governmental agency, regulator or third party.

12.	Contracts

12.1	In this Agreement this definition applies:

Material Contract: an agreement or arrangement to which any Group Company is a party and which is of material importance to the activities, business, profits or assets of the Group which for the avoidance of doubt shall include the Block 5 Licence.

12.2	Save as disclosed, no Group Company has entered into any Material Contracts other than the Block 5 Licence.

12.3
Every Material Contract to which any Group Company is a party is valid and binding according to its terms, has been disclosed to the Purchaser and, without prejudice to any other warranty, no party thereto is in material default under the terms thereof.

12.4	Other than as disclosed no Group Company is directly or indirectly obliged in any way to guarantee assume or provide funds to satisfy any obligation of any person, or has given a letter of comfort to any person.

12.5
Other than as disclosed no Group Company is a party to any agreement or arrangement under the terms of which any other party by reason of any change in the beneficial ownership of shares or in the management or control of that Group Company becomes entitled to terminate such agreement or arrangement earlier than it would but for such change have been liable to be terminated, or require the adoption of terms less favourable to the Group than those subsisting in the absence of the change.

12.6
Provided the necessary consents are obtained as contemplated by clause 3.1 (“Conditions Precedent”) of this Agreement,  the transfer of the Sale Shares in accordance with this Agreement does not and will not constitute a breach of any obligation (including any statutory, contractual or fiduciary obligation), or default under any agreement or undertaking, by which any Group Company is bound.

12.7	There are no outstanding commitments of the Group for capital expenditure other than in the ordinary course of business.

12.8	There are no foreign exchange contracts binding the Group.

12.9	Subject to applicable law in Oman, the Group is not a party to any agreement in terms of which it is or will be bound to share its profits or pay any royalties.

13.	Finance and Guarantees

13.1	Other than as disclosed, there has been no material change to the financial position of the Group subsequent to the Balance Sheet Date.

13.2
Subject to clause 5.2 (i) and other than as disclosed the Group will have no material indebtedness to any party of any nature at the time of Completion other than to the Vendor which debt is to be assigned to the Company as per clause 5.2(i) and the Company has no liabilities or indebtedness owed to any party save for sums owed to the Vendor which sums shall be cancelled on or before Completion.

13.3	No pre-Completion bonuses or distributions of any kind have been or will be made by any Group Company to the Vendor, any of their or its affiliates or to any employees of any Group Company.

13.4
The balance of cash held in all Group Companies’ bank accounts less outstanding liabilities, save for debts owed to the Company as a result of the assignment referred to in clause 5.2(i), as set out in the Balance Sheets in Schedule 2, and other than the debt owed by the Company to the Vendor which is to be cancelled at or before Completion, is no less than the equivalent of US$500.

14.	Property

14.1	The Group does not own, lease or occupy any premises or have any contractual obligations in respect of any premises.

15.	Employment and Contracts for Services

15.1
Other than as disclosed the Group does not have any agreements, arrangements or other obligations whether legally binding or not, in relation to the employment of any person or the other provision of services to the Group.

SCHEDULE 4

Disclosure Bundle

The Disclosure Bundle is made up of the following documents:

1.
The documents which are included in the Dropbox folders “Due Diligence 2 Update  20140308” and “Due Diligence 2” which are cross referenced in the file called “Due Diligence 20140310 March 8 Clean with comments 4” which is located in Dropbox folder “Due Diligence 2”; and

2.	The documents which are included in the Dropbox sub folder “Pre DD Questions, Answers, Annexures” which is located in Dropbox folder “Due Diligence 2”.

3.	The documents included as part of "Gentor's Data Room" which were provided via the FTP site called [REDACTED].

SCHEDULE 5

Amendment, Waiver and Consent and Written Resolution of AFM

[REDACTED]

Executed and delivered as a Deed by GENTOR RESOURCES INC. acting by a Director in the presence of:	Arnold Kondrat (signed) Director
Geoffrey Farr (signed)
(witness)

Executed and delivered as a Deed by SAVANNAH RESOURCES PLC acting by a Director in the presence of:	David Archer (signed) Director
Christopher Michael McGarty (signed)
(witness)